UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

ENTERGY SERVICES, INC.
 ___________________________________________________________________

(Exact Name of Reporting Company)

A                      Subsidiary                 Service Company
         ("Mutual " or "Subsidiary")

Date of Incorporation February 11, 1963      If not Incorporated, Date of Organization ________________

State or Sovereign Power under which Incorporated or Organized Delaware

Location of Principal Offices of Reporting Company 639 Loyola Avenue, New Orleans, Louisiana

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Mr. Nathan E. Langston Sr.      VP, Chief Accounting Officer       P.O. Box 61000, New Orleans, La. 70161
                      (Name)                                                      (Title)                                                               (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Entergy Corporation

INSTRUCTIONS FOR USE OF FORM U-13-60

1.          Time of Filing

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.          Number of Copies

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.          Period Covered by Report

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.          Report Format

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.          Money Amounts Displayed

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Sec. 210.3-01 (b)).

6.          Deficits Displayed

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulation S-X, Sec. 210.3-01(c)).

7.          Major Amendments or Corrections

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.          Definitions

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.          Organization Chart

The service company shall submit with each annual report a copy of its current organization chart.

10.        Methods of Allocation

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.        Annual Statement of Compensation for Use of Capital Billed

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12.       Collection of Information

The information requested by this form is being collected because rules 93 and 94 of the Public Utility Holding Company Act of 1935 ("Act") requires it. The Commission uses this information to determine the existence of detriment to interests the Act is designed to protect. The Commission estimates that it will take each respondent thirteen and one-half (13.5) hours to respond to this collection of information. A response to this form is mandatory. Without approval by the Commission, holding companies would be in violation of the Act. The information on this form will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

(Page left blank intentionally)

ANNUAL REPORT OF ENTERGY SERVICES, INC.

Schedule I - Comparative Balance Sheet

(In Thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.

Account	Assets and Other Debits	As of December 31
		Current	Prior
	Service Company Property

101	Service company property (Schedule II)	$295,733	$275,746
107	Construction work in progress (Schedule II)	22,542	28,283
	Total Property	318,275	304,029

108	Less accumulated provision for depreciation and amortization of service
	company property (Schedule III)	173,718	183,966
	Net Service Company Property	144,557	120,063

	Investments

121	Non utility property	-	12
123	Investments in associate companies (Schedule IV)	-	-
124	Other Investments (Schedule IV)	-	-
	Total Investments	-	12

	Current and Accrued Assets

131	Cash	34,481	43,954
134	Special deposits	153	153
135	Working funds	105	495
136	Temporary cash investments (Schedule IV)	-	-
141	Notes receivable	-	-
143	Accounts receivable	23,099	17,516
144	Accumulated provision of uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	178,451	227,544
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	11,042	2,447
171	Interest and dividend receivable	-	9
174	Miscellaneous current and accrued assets (Schedule VIII)	785	777
	Total Current and Accrued Assets	248,116	292,895

	Deferred Debits

181	Unamortized debt expense	-	-
182	Other regulatory assets (See Note 4)	53,458	63,316
184	Clearing accounts	(2,541)	(2,705)
186	Miscellaneous deferred debits (Schedule IX)	112,509	102,065
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	108,513	120,223
	Total Deferred Debits	271,939	282,899

	TOTAL ASSETS AND OTHER DEBITS	$664,612	$695,869

5

ANNUAL REPORT OF ENTERGY SERVICES, INC.

Schedule I - Comparative Balance Sheet

(In Thousands)

Account	Account Liabilities and Proprietary Capital	As of December 31
		Current	Prior
	Proprietary Capital

201	Common stock issued (Schedule XI)	$20	$20
211	Miscellaneous paid-in-capital (Schedule XI)	-	-
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
219	Other Comprehensive Income (Schedule XI)	(5,799)	(9,335)
	Total Proprietary Capital	(5,779)	(9,315)

	Long-Term Debt

223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-
	Total Long-Term Debt	-	-

	Current and Accrued Liabilities

231	Notes payable	-	-
232	Accounts payable	151,809	164,174
233	Notes payable to associate companies (Schedule XIII)	-	-
234	Accounts payable to associate companies (Schedule XIII)	58,470	92,515
235	Customer deposits	4,007	3,098
236	Taxes accrued	1,887	56,317
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	(125)	-
242	Miscellaneous current and accrued liabilities (Schedule XIII)	4,289	6,022
	Total Current and Accrued Liabilities	220,337	322,126

	Deferred Credits

253	Other deferred credits (See Note 8)	390,570	363,677
255	Accumulated deferred investment tax credits	2,700	2,700
	Total Deferred Credits	393,270	366,377

282	Accumulated Deferred Income Taxes	56,784	16,681

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$664,612	$695,869

6

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule II - Service Company Property

(In Thousands)

	Description	Balance at Beginning of Year	Additions	Retirements or Sales	Other Changes (1)	Balance at Close of Year

Account
301	Organization	$-	$-	$-	$-	$-
303	Miscellaneous Intangible Plant	52,128	20,101	-	-	72,229
304	Land and Land Rights	1,708	-	-	-	1,708
305	Structures and Improvements	9,475	41	247	-	9,269
306	Leasehold Improvements	25,929	1,274	-	-	27,203
307	Equipment (2)	116,053	2,649	27,477	-	91,225
308	Office Furniture and Equipment	27,075	394	2,954	-	24,515
309	Automobiles, Other Vehicles,
	and Related Garage Equipment	570	-	-	-	570
310	Aircraft and Airport Equipment	42,808	22,568	-	-	65,376
311	Other Service Company
	Property (3)	-	3,638	-	-	3,638
	SUB-TOTAL	275,746	50,665	30,678	-	295,733
107	Construction Work in Progress (4)	28,283	44,925	50,666	-	22,542
	TOTAL	$304,029	$95,590	$81,344	$-	$318,275

(1) Provide an explanation of those changes considered material:

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

	Subaccount Description				Additions	Balance at Close of Year
Microwave Equipment
	General Office				$146	$11,246
	Computer Center				-	2,929
	System Operations Center				-	402
EDP Equipment
	General Office				2,503	64,488
	Computer Center				-	9,422
	System Operations Center				-	2,738
				TOTAL	$2,649	$91,225

(3) Describe other service company property: Represents property closed to plant in service but not at retirement unit level.

(4) Describe construction work in progress: Primarily computer equipment, computer software upgrades, and leasehold improvements.

7

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property

(In Thousands)

		Balance at	Additions		Other	Balance
		Beginning	Charged to		Changes Add	at Close
	Description	of Year	Account 403 or 404	Retirements	(Deduct) (1)	of Year

Account
301	Organization	$-	$-	$-	$-	$-
303	Miscellaneous Intangible Plant	41,850	6,472	-	-	48,322
304	Land and Land Rights	-	-	-	-	-
305	Structures and Improvements	2,559	274	247	-	2,586
306	Leasehold Improvements	10,949	2,349	-	-	13,298
307	Equipment	91,312	8,487	27,477	8,405	80,727
308	Office Furniture and Equipment	22,179	2,049	2,954	-	21,274
309	Automobiles, Other Vehicles,
	and Related Garage Equipment	4,777	2	-	-	4,779
310	Aircraft and Airport Equipment	10,340	(8,617)	-	-	1,723
311	Other Service Company
	Property	-	1,009	-	-	1,009

	TOTAL	$183,966	$12,025	$30,678	$8,405	$173,718

(1) Provide an explanation of those changes considered material:
The amount in other represents salvage and removal costs. Other charges for the amortization of leased property not charged to Account 403 are detailed in Note 5 to the financial statements.

8

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule IV - Investments

(In Thousands)

Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 123 - Investment in Associate Companies	$-	$-

Account 124 - Other Investments	-	-

Account 136 - Temporary Cash Investments	-	-

TOTAL	$-	$-

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule V - Accounts Receivable from Associate Companies

(In Thousands)

Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 146 - Accounts Receivable from Associate Companies

See page 9-A	$227,544	$178,451

TOTAL	$227,544	$178,451

		Total
		Payments
Analysis of Convenience or Accommodation Payments:
See page 9-A		$1,068

	TOTAL	$1,068

9

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule V - Accounts Receivable from Associate Companies

(In Thousands)

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 146 - Accounts Receivable from Associate Companies

Entergy Arkansas, Inc.	$18,344	$8,014
Entergy Louisiana, Inc.	44,556	31,947
Entergy Mississippi, Inc.	43,903	32,965
Entergy New Orleans, Inc.	-	297
Entergy Corporation	2,462	9,501
Entergy Operations, Inc.	5,416	53
Entergy Power, Inc.	99	81
System Fuels, Inc.	126	104
System Energy Resources, Inc.	2,072	1,926
Entergy Enterprises, Inc.	11,746	891
Entergy Gulf States, Inc.	98,820	92,672
TOTAL	$227,544	$178,451

	Bulk Power	Other
	Payments	Payments
Analysis of Convenience or Accommodation Payments:

Entergy Arkansas, Inc.	($5,454)	$-
Entergy Louisiana, Inc.	241,870	-
Entergy Mississippi, Inc.	228,403	-
Entergy New Orleans, Inc.	(24,982)	-
Entergy Corporation	(30,644)	-
Entergy Enterprises, Inc.	-	1,068
Entergy Gulf States, Inc.	666,230	-
Nonassociated Companies	(1,075,423)	-

TOTAL	$-	$1,068

9-A

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule VI - Fuel Stock Expenses Undistributed

(In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total

Account 152 - Fuel Stock Expenses Undistributed	$-	$-	$-

TOTAL	$-	$-	$-

Summary:

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule VII - Stores Expense Undistributed

(In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

Description	Labor	Expenses	Total

Account 163 - Stores Expense Undistributed	$-	$-	$-

TOTAL	$-	$-	$-

10

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule VIII - Miscellaneous Current and Accrued Assets

(In Thousands)

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 174 - Miscellaneous Current and Accrued Assets
Unbilled Expenses and Other Receivables	$777	$785
TOTAL	$777	$785

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule IX - Miscellaneous Deferred Debits

(In Thousands)

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 186 - Miscellaneous Deferred Debits
Miscellaneous Accounts Receivable Refund Clearing	($411)	$-
Deferred costs for companies not yet billed	(61)	-
Non-Expense Accrued Labor	1,287	498
Aircraft Chargeback Clearing	-	110
Business Process Delivery Model Assessment	-	697
Edison Plaza Sub Lease Loss	694	419
Employee Benefits	88,464	105,956
Minimum Pension Liability	12,312	4,669
Other	(220)	160
TOTAL	$102,065	$112,509

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule X - Research, Development, or Demonstration Expenditures

(In Thousands)

Instructions:
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

Description		Amount

Account 188 - Research, Development, or Demonstration Expenditures		$-
	TOTAL	$-

11

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule XI - Proprietary Capital

		Number of Shares	Par or Stated	Outstanding Close of Period
Account Number	Class of Stock	Authorized	Value Per Share	No. of Shares	Total Amount
201	Common Stock Issued	50,000	$10.00	2,000	$20,000

Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

Description					Amount

Account 211 - Miscellaneous Paid-in Capital					$-

Account 215 - Appropriated Retained Earnings					$-

				TOTAL	$-

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		Balance at	Net Income	Dividends	Balance at
Description		Beginning of Year	or (loss)	Paid	Close of Year

Account 216 - Unappropriated Retained Earnings		$-	$-	$-	$-

	TOTAL	$-	$-	$-	$-

Amount
Description					(In Thousands)

Account 219 - Other Comprehensive Income					($5,799)

				TOTAL	($5,799)

12

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule XII - Long-Term Debt

(In Thousands)

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	Terms of Obligation				Balance at			Balance at
	Class & Series	Date of	Interest	Amount	Beginning			Close
Name of Creditor	of Obligation	Maturity	Rate	Authorized	of Year	Additions	Deductions	of Year

Account 223 - Advances from
Associate
Companies				$-	$-	$-	$-	$-

Account 224 - Other Long-Term
Debt				$-	$-	$-	$-	$-

				TOTAL	$-	$-	$-	$-

13

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule XIII - Current and Accrued Liabilities

(In Thousands)

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	Balance at	Balance at
Description	Beginning of Year	Close of Year

Account 233 - Notes Payable to Associate Companies	$-	$-

TOTAL	$-	$-

Account 234 - Accounts Payable to Associate Companies
Entergy Arkansas, Inc.	$15,256	$16,425
Entergy Louisiana, Inc.	1,951	5
Entergy Mississippi, Inc.	1,113	1
Entergy New Orleans, Inc.	55,743	1,663
Entergy Gulf States, Inc.	2,480	-
Entergy Corporation	5,918	16,917
Entergy Operations, Inc.	614	67
Entergy Enterprises, Inc.	14	46
System Energy Resources, Inc.	42	-
Money Pool (See Note 3)	9,384	23,346
TOTAL	$92,515	$58,470

Account 242 - Miscellaneous Current and Accrued Liabilities
Accrued Rent Expense	$5,070	$5,973
Accrued Savings Plan	-	(2,797)
Accrued Severence Pay	106	-
Row Transmission Liability	846	1,038
Other	-	75
TOTAL	$6,022	$4,289

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See pages 14-A thru 14-J

14

Schedule XIV - Notes to Financial Statements

For the Year Ended December 31, 2004

NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and System of Accounts

Entergy Services, Inc. (Entergy Services), a wholly owned subsidiary of Entergy Corporation, was authorized to conduct business as a service company for Entergy Corporation and its various subsidiaries (Entergy) by order of the Securities and Exchange Commission (SEC) dated March 1963 and made permanent March 1965. Entergy Services is organized along functional lines to accomplish its purpose of providing management, administrative, and technical services to Entergy. Such services are priced so that Entergy Services operates on a break-even basis.

Entergy Services maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administered by the SEC, and has adopted a system of accounts consistent with the system of accounts prescribed by the Federal Energy Regulatory Commission. Certain reclassifications may have been made to conform to current period presentation.

Use of Estimates in the Preparation of Financial Statements

The preparation of Entergy Services' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Depreciation and Amortization

Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property, which generally range from 5 to 15 years. Owned real estate depreciation is computed on a straight-line basis over 31.5 years. Leasehold improvements amortization is computed on a straight-line basis over the lease term. Computer software amortization is computed on a straight-line basis over a 3-year term.

Income Taxes

Entergy Services accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities, and loss carryforwards. Additionally, such deferred income taxes are computed based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

Entergy Services joins its parent and most of the other Entergy Corporation subsidiaries in filing a consolidated Federal income tax return. Income taxes (benefits) are allocated to Entergy Services in proportion to its consolidated taxable income. SEC regulations require that neither Entergy Services nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Services files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries and separate company income tax returns for Louisiana, Washington D.C., and Texas, and Connecticut.

14-A

Investment tax credits are deferred and amortized based upon the average useful life of the related property, beginning with the year utilized on the consolidated tax return.

Cash and Cash Equivalents

Entergy Services considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value Disclosures

Entergy Services considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

NOTE 2.    INCOME TAXES

Deferred income tax assets (liabilities) are comprised of the following at December 31, 2004 and 2003 (in thousands):
	2004	2003
Deferred Tax Assets:
Deferred compensation	$25,171	$23,888
Operating reserves	36,566	35,368
Pension related items	45,611	41,563
Other	1,165	19,404
Total	108,513	120,223

Deferred Tax Liabilities:
Property	(20,080)	(16,681)
Stock options	(36,704)	-
Total	(56,784)	(16,681)
Net Deferred Tax Assets	$51,729	$103,542

The benefit associated with these deferred tax assets has been or will be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Services is dependent upon the allocation of the tax benefit from the Entergy Corporation consolidated return.

Entergy Services' effective income tax rate was 100% in 2004 and 2003 compared to the current Federal statutory income tax rate of 35%. The primary reason for the difference between the effective and statutory income tax rates is that Entergy Services collects revenue adequate to fund its income tax expense. The provision for inter-company expense (benefit) in lieu of federal income taxes for the years ended December 31, 2004 and 2003 consisted of the following (in thousands):
	2004	2003
Current:
Federal	($42,673)	$36,702
State	(5,815)	4,296
Total	(48,488)	40,998

Deferred:
Federal	43,032	(34,926)
State	6,384	(6,185)
Total	49,416	(41,111)
Total income tax expense	$928	($113)

14-B

NOTE 3.    LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

Entergy Services has SEC authorization, through November 30, 2007, to effect short-term borrowings from Entergy Corporation in an aggregate amount outstanding at any one time of up to $200 million through a borrowing arrangement with interest rates determined from time to time to be equal to Entergy's effective cost of short-term debt. This borrowing arrangement was not used during 2004. As of December 31, 2004, there was no outstanding balance under this loan. Entergy Services borrowed $60 million under this borrowing arrangement during 2003.

Entergy Services participates with certain other Entergy companies in a System Money Pool (Money Pool) arrangement whereby those companies with available funds may invest in the Money Pool while certain other companies may borrow on a short-term basis from the Money Pool, thereby reducing the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Services from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above.

The borrowings and applicable interest rates under the Money Pool arrangement were as follows (dollars in thousands):
	2004	2003

Average borrowing	$66,312	$32,138
Maximum borrowing at month end	$136,687	$91,769
Average effective interest rate:
During the year	1.5%	1.2%
At end of year	2.3%	1.1%

At December 31, 2004 and 2003, Entergy Services' temporary borrowing position in the Money Pool was $23.3 million and $9.4 million, respectively.

NOTE 4.    EMPLOYEE BENEFITS

Employee Benefit Plans

Entergy Services participates in two plans, the Equity Ownership Plan and the Equity Awards Plan, that grant stock options, equity awards, and incentive awards based on specified performance goals to certain key employees.  The costs of the awards are charged to income over the period of the grant or the restricted period, as appropriate.  Entergy Services recorded compensation expense of $31.7 million in 2004 and $33.1 million in 2003 for the costs of these awards. Effective May 9, 2003, the Entergy Board of Directors directed that no additional awards be issued under the Equity Awards Plan.

Employees of Entergy Services are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings Plan) upon meeting certain eligibility requirements.  The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries who have completed certain service requirements.  Prior to February 2004, the Savings Plan provided that the employing Entergy subsidiary could make matching contributions to the plan in an amount equal to 75% of the participant's basic contribution (which may be up to 6% of their salary) in shares of Entergy Corporation common stock if the employee directs their company-matching contribution to the purchase of Entergy Corporation's common stock or make matching contributions in an amount equal to 50% of the employee's basic contribution (which may be up to 6% of their salary) if the employee directs their company-matching contribution to other investment funds. In 2004 and 2003, Entergy Services contributed $6.8 million and $7.1 million, respectively, to the Savings Plan.

14-C

Effective February 1, 2004, the employing Entergy subsidiary made matching contributions to the Savings Plan in an amount equal to 70% of the participants' basic contributions, up to 6% of their eligible earnings.  The 70% match will be allocated to investments as directed by the employee.

Retirement and Other Postretirement Benefit Plans

Eligible employees of Entergy Services are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while working for Entergy Services.

Eligible employees of Entergy Services participate in the Entergy Corporation Retirement Plan for Non-Bargaining Employees. This pension plan is noncontributory and provides pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Services funds pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts. As of December 31, 2004 and 2003, Entergy Services recognized an additional minimum pension liability for the excess of the accumulated benefit obligation over the fair market value of plan assets.

Total 2004 and 2003 pension and other postretirement costs for Entergy Services, including capitalized amounts, included the following components (in thousands):
	Pension		Other Postretirement Benefits
	2004	2003	2004	2003

Service cost	$15,468	$14,119	$4,578	$5,945
Interest cost	23,193	21,616	8,637	7,895
Expected return on assets	(15,527)	(15,148)	-	-
Amortization of transition asset	(166)	(167)	-	410
Amortization of prior service cost	499	528	(2,990)	(1,249)
Recognized net (gain)/loss	4,985	-	5,087	3,521
Curtailment loss	-	4,651	-	7,347
Special termination benefits	-	6,844	-	716
Net pension costs	$28,452	$32,443	$15,312	$24,585

14-D

	Pension		Other Postretirement Benefits
	2004	2003	2004	2003

Change in Projected Benefit Obligation (PBO)/Accumulated Postretirement Obligation (APBO)
Balance at beginning of year	$393,505	$329,563	$135,204	$127,074
Service cost	15,468	14,119	4,578	5,945
Interest cost	23,193	21,616	8,637	7,895
Plan participant contributions	-	-	1,515	857
Actuarial (gain)/loss	(1,296)	23,855	21,408	19,178
Benefits paid	(9,532)	(6,976)	(10,056)	(7,186)
Change in plan provisions (a)	-	-	(7,482)	(26,981)
Curtailments	-	4,484	-	7,706
Special termination benefits	-	6,844	-	716
Balance at end of year	$421,338	$393,505	$153,804	$135,204

Change in Plan Assets
Fair value of assets at beginning of year	$180,459	$149,210	$-	$-
Actual return on plan assets	17,694	38,225	-	-
Employer contributions	17,815	-	8,541	6,329
Benefits paid	(9,532)	(6,976)	(10,056)	(7,186)
Plan participant contributions	-	-	1,515	857
Fair value of assets at end of year	$206,436	$180,459	$-	$-

Funded status	($214,902)	($213,046)	($153,804)	($135,204)

Amounts not yet recognized in the balance sheet
Unrecognized transition (asset)/obligation	(144)	(311)	-	-
Unrecognized prior service cost	3,059	3,558	(22,819)	(18,327)
Unrecognized net (gain)/loss	133,311	141,953	85,601	69,280
Net amount not recognized in the balance sheet	($78,676)	($67,846)	($91,022)	($84,251)

Amounts recognized in the balance sheet:
Prepaid/(accrued) pension liability	($78,676)	($67,846)
Additional minimum pension liability	(67,553)	(90,987)
Intangible asset	4,668	12,313
Accumulated other comprehensive income	12,767	15,358
Regulatory asset	50,118	63,316
Net amount recognized	($78,676)	($67,846)

(a) Reflects other postretirement benefit plan design changes, including a change in the participants assumption for non-bargaining employees effective August 1, 2003.

                                                                                                    14-E

Pension and Other Postretirement Plans' Assets

Entergy's pension and postretirement plans weighted-average asset allocations by asset category at December 31, 2004 and 2003 are as follows:

	Pension		Postretirement
	2004	2003	2004	2003

Domestic Equity Securities	46%	56%	38%	37%
International Equity Securities	21%	14%	14%	0%
Fixed-Income Securities	31%	28%	47%	60%
Other	2%	2%	1%	3%

Entergy's trust asset investment strategy is to invest the assets in a manner whereby long-term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments. The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk, while minimizing the expected contributions and pension and postretirement expense.

In the optimization study, Entergy formulates assumptions (or hires a consultant to provide such analysis) about characteristics, such as expected asset class investment returns, volatility (risk), and correlation coefficients among the various asset classes. The future market assumptions used in the optimization study are determined by examining historical market characteristics of the various asset classes, and making adjustments to reflect future conditions expected to prevail over the study period.

The optimization analysis utilized in Entergy's latest study produced the following approved asset class target allocations.

	Pension	Postretirement

Domestic Equity Securities	45%	37%
International Equity Securities	20%	14%
Fixed-Income Securities	31%	49%
Other (Cash and GACs)	4%	0%

These allocation percentages combined with each asset class' expected investment return produced an aggregate return expectation for the five years following the study of 7.6% for pension assets, 5.4% for taxable postretirement assets, and 7.2% for non-taxable postretirement assets. These returns are not inconsistent with Entergy's disclosed expected pre-tax return on assets of 8.50% over the life of the respective liabilities.

Since precise allocation targets are inefficient to manage security investments, the following ranges were established to produce an acceptable economically efficient plan to manage to targets:

	Pension	Postretirement

Domestic Equity Securities	45% to 55%	32% to 42%
International Equity Securities	15% to 25%	9% to 19%
Fixed-Income Securities	25% to 35%	44% to 54%
Other	0% to 10%	0% to 5%

Accumulated Pension Benefit Obligation

The accumulated benefit obligation for Entergy Services as of December 31, 2004 and 2003 was $357.9 million and $335.5 million, respectively.

                                                                                                                    14-F

Estimated Future Benefit Payments

Based upon the assumptions used to measure the Entergy Services' pension and postretirement benefit obligation at December 31, 2004, and including pension and postretirement benefits attributable to estimated future employee service, Entergy Services expects that pension and other postretirement benefits to be paid over the next ten years are as follows (in thousands):
	Estimated Future Pension Benefits Payments	Estimated Future Other Postretirement Benefits Payments

Year(s)
2005	$ 9,314	$ 9,754
2006	$ 9,349	$ 9,786
2007	$ 9,421	$10,092
2008	$ 9,564	$10,181
2009	$ 9,800	$10,171
2010 - 2014	$56,057	$51,449

Contributions

In 2005, Entergy Services expects to contribute $74.4 million to the pension plans and $9.8 million to the other postretirement plans.

Additional Information

The minimum pension liability decreased from $91.0 million in 2003 to $67.6 million in 2004. The regulatory asset decreased $13.2 million, other comprehensive income decreased $2.6 million, and the intangible asset decreased $7.6 million.

Actuarial Assumptions

The assumed health care cost trend rate used in measuring the other postretirement benefits' APBO was 10.0% for 2005, gradually decreasing each successive year until it reaches 4.5% in 2011 and beyond.  A one percentage-point increase in the assumed health care cost trend rate for 2004 would have increased the APBO by $15.3 million and increased the sum of the service cost and interest cost by $1.8 million.  A one percentage-point decrease in the assumed health care cost trend rate for 2004 would have decreased the APBO by $14.0 million and decreased the sum of the service cost and interest cost by $1.5 million.

                                                                                                                14-G

The significant actuarial assumptions used in determining the pension PBO and the SFAS 106 APBO for 2004, 2003, and 2002 were as follows:

	2004	2003	2002

Weighted-average discount rate:
Pension	6.00%	6.25%	6.75%
Other postretirement	6.00%	6.71%	6.75%
Weighted average rate of increase
in future compensation levels	3.25%	3.25%	3.25%
Expected long-term rate of
return on plan assets:
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.50%	8.75%	8.75%

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2004, 2003, and 2002 were as follows:
	2004	2003	2002
Weighted-average discount rate:
Pension	6.25%	6.75%	7.50%
Other postretirement	6.71%	6.71%	7.50%
Weighted average rate of increase
in future compensation levels	3.25%	3.25%	4.60%
Expected long-term rate of
return on plan assets:
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.75%	8.75%	9.00%

The remaining pension transition assets are being amortized over the greater of the remaining service period of active participants or 15 years ending in 2005, and its SFAS 106 transition obligations is fully amortized.

Voluntary Severance Program

During 2003, Entergy Services offered a voluntary severance program to certain groups of employees. As a result of this program, Entergy Services recorded additional pension and postretirement costs (including amounts capitalized) of $19.6 million for special termination benefits and plan curtailment charges. These amounts are included in the net pension cost and net postretirement benefit cost for the year ended December 31, 2003.

                                                                                                            14-H

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 into law. The Act introduces a prescription drug benefit under Medicare (Part D), starting in 2006, as well as a federal subsidy to employers who provide a retiree prescription drug benefit that is at least actuarially equivalent to Medicare Part D. At December 2003, specific authoritative guidance on the accounting for the federal subsidy was pending. As allowed by Financial Accounting Standards Board Staff Position No. FAS 106-1, Entergy elected to record an estimate of the effects of the Act in accounting for its postretirement benefit plans at December 31, 2003, under SFAS 106 and in providing disclosures required by SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits. At December 31, 2003, based on actuarial analysis of prescription drug benefits, estimated future Medicare subsidies were expected to reduce the December 31, 2003 Accumulated Postretirement Benefit Obligation for Entergy consolidated by $56 million. For the year ended December 31, 2003 the impact of the Act on net postretirement benefit cost was immaterial, as it reflected only one month's impact of the Act.

In 2004, Entergy continued to record an estimate of the effects the Act in accounting for its postretirement benefit plans. In mid 2004, the Financial Accounting Standards Board issued Staff Position No. FAS 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which was effective for Entergy's June 30, 2004 interim reporting.

In August 2004, the Centers for Medicare and Medicaid Services issued proposed regulations to implement the new Medicare law. A ruling from the Centers for Medicare and Medicaid Services was issued in late January 2005 with final guidance expected later this year.

The actuarially estimated effect of future Medicare subsidies for Entergy Services is projected to be as follows:

Increase (Decrease) (In Thousands)
Impact on 12/31/2003 APBO	($6,189)
Impact on 12/31/2004 APBO	($23,656)
Impact on 2004 other postretirement benefit cost	($3,568)

NOTE 5.    LEASES

At December 31, 2004, Entergy Services had noncancelable operating leases with minimum lease payments as follows (in thousands):

2005	$18,871
2006	18,889
2007	15,872
2008	14,782
2009	13,761
Years thereafter	3,688
$85,863

Rent expense amounted to approximately $44.7 million and $42.6 million for 2004 and 2003, respectively.

14-I

NOTE 6.    BULK POWER SYSTEM OPERATIONS

Entergy Services acts as agent for the coordination of joint bulk power system operations among the Entergy operating companies. All amounts receivable from the power purchasers or payable to the power suppliers as a result of the bulk power transactions are recorded in Entergy Services' accounts receivable or accounts payable balances, and have no effect on Entergy Services' income or expenses.

NOTE 7.    TRANSACTIONS WITH AFFILIATES

Various Entergy Corporation subsidiaries rent office facilities and provide certain general and administrative services to Entergy Services. These expenses amounted to approximately $1.4 million and $2.3 million in 2004 and 2003, respectively.

NOTE 8. OTHER DEFERRED CREDITS

Other deferred credits (Account 253) consist principally of accrued pension and postretirement benefit liabilities in both 2004 and 2003.

14-J

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule XV Statement of Income

(In Thousands)

Account	Description	Current Year	Prior Year

	INCOME

457	Services rendered to associate companies	$646,400	$783,690
458	Services rendered to nonassociate companies	859	586
	Total Income	$647,259	$784,276

	EXPENSES - Income Statement

403	Depreciation Expense	4,668	16,852
404	Amortization of Limited - Term Electric Plant	7,445	8,953
408.1	Taxes Other than Income - Utility Operations	16,124	19,445
409.1	Income Taxes - Utility Operating Income	(48,260)	41,283
409.2	Income Taxes - Operating Income & Deductions	(228)	(285)
410.1	Provision for Deferred Inc Tax - Utility Operating Income	49,868	(40,024)
411.1	Provision for Deferred Inc Tax - Operating Income & Deductions	(452)	(1,087)
416	Cost/Expense - Mdse, Job, Contract Work	(23)	-
417.1	Expenses - Nonutility Operations	13	-
421	Miscellaneous Non-Operating Income	124	(190)
426.1	Donations	2,497	1,360
426.3	Penalties	128	45
426.4	Expenditures - Civic, Political, and Related Activities	6,274	5,820
426.5	Other Deductions	3,755	3,494
430	Interest on Debt to Associate Companies	1,201	495
431	Other Interest Expense	165	2
500-557	Power Production	56,338	54,222
560-574	Transmission & Distribution	27,235	25,191
580-598	Distribution Expense	16,084	19,376
850-894	Gas Operations	1,382	1,608
901-905	Customer Accounts	49,308	48,656
906-910	Customer Service & Informational Expenses	4,316	5,226
911-917	Sales Expenses	7,047	3,517
920	Administration & General Salaries	104,801	123,337
921	Office Supplies and Expenses	17,297	20,152
923	Outside Services Employed	29,665	30,443
924	Property Insurance Expense	609	1,251
925	Injuries & Damages Expense	3,138	3,505
926	Employee Pension & Benefits	87,107	90,440
928	Regulatory Commission Expense	5,079	9,076
930.1	General Advertising Expenses	415	511
930.2	Miscellaneous General Expense	7,422	11,015
931	Rents	38,647	42,141
935	Maintenance of General Plant	7,251	13,217
	Total Expenses - Income Statement	$506,440	$559,047

	EXPENSES - Balance Sheet

107EXP	Capital Charges to Expense	112,693	190,783
184EXP	Other Balance Sheet Charges to Expense	28,126	34,446
	Total Expenses - Balance Sheet	$140,819	$225,229

	Net Income or (Loss)	$-	$-

15

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Analysis of Billing

Associate Companies - Account 457

(In Thousands)

	Direct	Indirect	Compensation	Total
	Costs	Costs	For Use	Amount
Name of Associate Company	Charged	Charged	of Capital	Billed

Entergy Arkansas, Inc.	$104,999	$16,864	$-	$121,863

Entergy Gulf States, Inc.	152,838	22,109	-	174,947

Entergy Louisiana, Inc.	114,524	19,102	-	133,626

Entergy Mississippi, Inc.	63,064	9,777	-	72,841

Entergy New Orleans, Inc.	37,807	6,207	-	44,014

Entergy Corporation	12,510	1,548	-	14,058

System Fuels, Inc.	693	120	-	813

Entergy Enterprises, Inc.	44,189	10,060	-	54,249

Entergy Operations, Inc.	11,946	6,340	-	18,286

Entergy Power, Inc.	324	56	-	380

Deferred	4,660	(1,675)	-	2,985

System Energy Resources, Inc.	7,700	638	-	8,338

TOTAL	$555,254	$91,146	$-	$646,400

16
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Analysis of Billing

Nonassociate Companies - Account 458

(In Thousands)

Instruction:
Provide a brief description of the services rendered to each non-associate company:

	Direct	Indirect	Compensation		Excess	Total
	Cost	Cost	For Use	Total	or	Amount
Name of Nonassociate Company	Charged	Charged	of Capital	Cost	Deficiency	Billed

Rent:
Cushman & Wakefield of TX, Inc.	$587	$-	$-	$587	$-	$587
Gulf South Pipeline Company, L.P.	7	-	-	7	-	7
Interstate FiberNet, Inc.	2	-	-	2	-	2
Orbis1, L.L.C.	8	-	-	8	-	8
SAIC	18	-	-	18	-	18
Other	237	-	-	237	-	237

TOTAL	$859	$-	$-	$859	$-	$859

17

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule XVI - Analysis of Charges for Service - Associate and Nonassociate Companies

(In Thousands)

Instruction:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service
		Direct	Indirect		Direct	Indirect		Direct	Indirect
Account	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total

	EXPENSES - Income Statement
403	Depreciation Expense	$3,893	$775	$4,668	$-	$-	$-	$3,893	$775	$4,668
404	Amortization of Limited -Term Electric Plant	7,445	-	7,445	-	-	-	7,445	-	7,445
408.1	Taxes Other than Income - Utility Operations	15,522	602	16,124	-	-	-	15,522	602	16,124
409.1	Income Taxes - Utility Operating Income	-	(48,260)	(48,260)	-	-	-	-	(48,260)	(48,260)
409.2	Income Taxes - Operating Income & Deductions	-	(228)	(228)	-	-	-	-	(228)	(228)
410.1	Provision for Deferred Inc Tax - Utility Operating Income	-	49,868	49,868	-	-	-	-	49,868	49,868
411.1	Provision for Deferred Inc. Tax - Operating Income & Deduct.	-	(452)	(452)	-	-	-	-	(452)	(452)
416	Cost/Expense - Mdse, Job, Contract Work	(23)	-	(23)	-	-	-	(23)	-	(23)
417.1	Expenses - Nonutility Operations	13	-	13	-	-	-	13	-	13
421	Misc Nonoperating Income	124	-	124	-	-	-	124	-	124
426.1	Donations	2,497	-	2,497	-	-	-	2,497	-	2,497
426.3	Penalties	41	87	128	-	-	-	41	87	128
426.4	Expenditures - Civic, Political, and Related Activities	6,274	-	6,274	-	-	-	6,274	-	6,274
426.5	Other Deductions	3,755	-	3,755	-	-	-	3,755	-	3,755
431	Other Interest Expense	35	130	165	-	-	-	35	130	165
500-557	Power Production	53,920	2,418	56,338	-	-	-	53,920	2,418	56,338
560-574	Transmission & Distribution	25,852	1,383	27,235	-	-	-	25,852	1,383	27,235
580-598	Distribution Expense	15,146	938	16,084	-	-	-	15,146	938	16,084
850-894	Gas Operations	1,382	-	1,382	-	-	-	1,382	-	1,382
901-905	Customer Accounts	47,536	1,772	49,308	-	-	-	47,536	1,772	49,308
906-910	Customer Service & Informational Expenses	4,189	127	4,316	-	-	-	4,189	127	4,316
911-917	Sales Expenses	6,874	173	7,047	-	-	-	6,874	173	7,047
920	Administration & General Salaries	71,822	32,979	104,801	-	-	-	71,822	32,979	104,801
921	Office Supplies and Expenses	20,802	(3,505)	17,297	-	-	-	20,802	(3,505)	17,297
923	Outside Services Employeed	31,023	(1,358)	29,665	-	-	-	31,023	(1,358)	29,665
924	Property Insurance Expense	556	53	609	-	-	-	556	53	609
925	Injuries & Damages Expense	2,321	817	3,138	-	-	-	2,321	817	3,138
926	Employee Pension & Benefits	37,789	49,318	87,107	-	-	-	37,789	49,318	87,107
928	Regulatory Commission Expense	5,074	5	5,079	-	-	-	5,074	5	5,079
930.1	General Advertising Expenses	415	-	415	-	-	-	415	-	415
930.2	Miscellaneous General Expense	7,415	7	7,422	-	-	-	7,415	7	7,422
931	Rents	38,377	270	38,647	-	-	-	38,377	270	38,647
935	Maintenance of General Plant	7,249	2	7,251	-	-	-	7,249	2	7,251
	Total Expenses - Income Statement	$417,318	$87,921	$505,239	$-	$-	$-	$417,318	$87,921	$505,239

	EXPENSES - Balance Sheet
107EXP	Capital Charges to Expense	$112,693	$-	$112,693	$-	$-	$-	$112,693	$-	$112,693
184EXP	Other Balance Sheet Charges to Expense	28,376	(250)	28,126	-	-	-	28,376	(250)	28,126
	Total Expenses - Balance Sheet	$141,069	($250)	$140,819	$-	$-	$-	$141,069	($250)	$140,819

	TOTAL EXPENSES	$558,387	$87,671	$646,058	$-	$-	$-	$558,387	$87,671	$646,058
	Compensation for use of Equity Capital	-	-	-	-	-	-	-	-	-
430	Interest on Debt to Associate Companies	-	1,201	1,201	-	-	-	-	1,201	1,201
	TOTAL COST OF SERVICE	$558,387	$88,872	$647,259	$-	$-	$-	$558,387	$88,872	$647,259

18
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function

(In Thousands)
Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

			DEPARTMENT OR SERVICE FUNCTION
Account		Total		Human Resources &		Public Relations	Domestic	Finance &
Number	Description of Items	Amount	Overhead	Administration	Legal	& Affairs	Operations	Accounting

	EXPENSES - Income Statement

403	Depreciation Expense	$4,668	$1,446	$-	$1	$-	$-	$3,181
404	Amortization of Limited -Term Electric Plant	7,445	561	-	-	-	-	6,884
408.1	Taxes Other than Income - Utility Operations	16,124	2,731	758	966	329	104	3,215
409.1	Income Taxes - Utility Operating Income	(48,260)	(48,260)	-	-	-	-	-
409.2	Income Taxes - Operating Income & Deductions	(228)	(228)	-	-	-	-	-
410.1	Provision for Deferred Inc. Tax - Utility Operating Income	49,868	49,868	-	-	-	-	-
411.1	Provision for Deferred Inc. Tax - Operating Inc. & Deduct.	(452)	(452)	-	-	-	-	-
416	Cost/Expense - Mdse, Job, Contract Work	(23)	-	-	-	-	-	-
417.1	Expenses - Nonutility Operations	13	2	-	-	-	-	-
421	Misc Nonoperating Income	124	23	157	-	-	-	4
426.1	Donations	2,497	(220)	218	1	613	1,839	42
426.3	Penalties	128	128	-	-	-	-	-
426.4	Expenditures - Civic, Political, and Related Activities	6,274	120	660	-	3,797	-	559
426.5	Other Deductions	3,755	(4)	697	33	608	-	57
430	Interest on Debt to Associate Companies	1,201	1,201	-	-	-	-	-
431	Other Interest Expense	165	158	8	-	-	-	(1)
500-557	Power Production	56,338	3,549	2,223	42	563	-	9,578
560-574	Transmission & Distribution	27,235	852	1,636	9	1	-	19
580-598	Distribution Expense	16,084	1,355	130	24	-	-	130
850-894	Gas Operations	1,382	43	-	-	-	-	9
901-905	Customer Accounts	49,308	3,153	(7)	-	-	-	-
906-910	Customer Service & Informational Expenses	4,316	219	-	-	1,785	-	107
911-917	Sales Expenses	7,047	388	-	-	-	-	-
920	Administration & General Salaries	104,801	421	38,226	12,660	3,345	2,048	31,685
921	Office Supplies and Expenses	17,297	540	8,218	1,445	753	608	3,444
923	Outside Services Employeed	29,665	16,338	2,729	1,592	702	145	2,350
924	Property Insurance Expense	609	11	-	-	-	-	598
925	Injuries & Damages Expense	3,138	80	-	-	9	580	1,207
926	Employee Pension & Benefits	87,107	20,218	27,758	3,024	1,261	142	9,672
928	Regulatory Commission Expense	5,079	119	4	267	31	-	1,209
930.1	General Advertising Expenses	415	24	2	-	184	-	2
930.2	Miscellaneous General Expense	7,422	3,564	292	76	362	-	1,656
931	Rents	38,647	571	22,432	286	7	178	2,698
935	Maintenance of General Plant	7,251	2,042	951	9	3	-	47

	EXPENSES - Balance Sheet
107EXP	Capital Charges to Expense	112,693	1,549	15,936	2,010	41	-	11,824
184EXP	Other Balance Sheet Charges to Expense	28,126	29	3,270	587	48	(250)	9,840
		$647,259	$62,139	$126,298	$23,032	$14,442	$5,394	$100,016

19
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule XVII - Schedule of Expense Distribution by Department or Service Function

(In Thousands)
Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

		DEPARTMENT OR SERVICE FUNCTION
Account		Information	Supply		Regulated	Retail
Number	Description of Items	Technology	Chain	Nuclear	Operations	Services

	EXPENSES - Income Statement

403	Depreciation Expense	$-	$5	$1	$34	$-
404	Amortization of Limited - Term Electric Plant	-	-	-	-	-
408.1	Taxes Other than Income - Utility Operations	414	257	708	6,641	1
409.1	Income Taxes - Utility Operating Income	-	-	-	-	-
409.2	Income Taxes - Operating Income & Deductions	-	-	-	-	-
410.1	Provision for Deferred Inc. Tax-Utility Operating Income	-	-	-	-	-
411.1	Provision for Deferred Inc. Tax - Operating Inc. & Deduct.	-	-	-	-	-
416	Cost/Expense - Mdse, Job, Contract Work	-	-	-	(23)	-
417.1	Expenses - Nonutility Operations	1	-	-	10	-
421	Misc Nonoperating Income	-	-	-	(60)	-
426.1	Donations	-	-	-	4	-
426.3	Penalties	-	-	-	-	-
426.4	Expenditures - Civic, Political, and Related Activities	-	-	333	805	-
426.5	Other Deductions	-	-	3	2,361	-
430	Interest on Debt to Associate Companies	-	-	-	-	-
431	Other Interest Expense	-	-	-	-	-
500-557	Power Production	1,229	559	9,872	28,034	689
560-574	Transmission & Distribution	220	43	-	24,455	-
580-598	Distribution Expense	1,411	346	-	12,688	-
850-894	Gas Operations	-	-	-	1,330	-
901-905	Customer Accounts	752	-	-	45,422	(12)
906-910	Customer Service & Informational Expenses	-	-	-	2,205	-
911-917	Sales Expenses	-	-	-	6,662	(3)
920	Administration & General Salaries	3,492	2,079	250	10,560	35
921	Office Supplies and Expenses	396	339	4	1,550	-
923	Outside Services Employeed	1,915	165	153	3,578	(2)
924	Property Insurance Expense	-	-	-	-	-
925	Injuries & Damages Expense	-	-	-	1,262	-
926	Employee Pension & Benefits	1,225	804	2,918	20,071	14
928	Regulatory Commission Expense	-	-	204	3,245	-
930.1	General Advertising Expenses	-	-	-	203	-
930.2	Miscellaneous General Expense	23	659	236	554	-
931	Rents	9,628	52	-	2,795	-
935	Maintenance of General Plant	4,172	-	-	27	-

	EXPENSES - Balance Sheet
107EXP	Capital Charges to Expense	9,536	1,932	960	68,905	-
184EXP	Other Balance Sheet Charges to Expense	636	6,204	1,759	6,003	-
		$35,050	$13,444	$17,401	$249,321	$722

20
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Departmental Analysis of Salaries

(Dollars In Thousands)

	Departmental Salary Expense
Name of Department		Included in Amounts Billed to			Number of
Indicate each department	Total	Parent	Other	Non	Personnel
or service function	Amount	Company	Associates	Associates	End of Year

Overhead	$13,759	$246	$13,513	$-	-
Human Resources & Administration	43,794	601	43,193	-	135
Legal	13,876	1,191	12,685	-	113
Public Relations & Affairs	6,352	902	5,450	-	61
Domestic Operations	1,789	28	1,761	-	3
Finance & Accounting	53,389	1,982	51,407	-	477
Information Technology	7,572	11	7,561	-	71
Supply Chain	10,354	11	10,343	-	103
Nuclear	13,146	22	13,124	-	118
Regulated Operations	134,467	29	134,438	-	1,623
Retail Services	15	-	15	-	-

TOTAL	$298,513	$5,023	$293,490	$-	2,704

21

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Outside Services Employed

(In Thousands)

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included with one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal to each service type.

	Relationship
	"A" - Associate
	"NA" - Non
From Whom Purchased *	Associate	Amount

OUTSIDE SERVICES - LEGAL

Adams & Reese	NA	$134
Baker & Botts L.L.P.	NA	26
Bracewell & Patterson L.L.P.	NA	1,799
Charles L. Katz	NA	89
Creel Garcia Cuellar Muggenburg	NA	76
Cronin & Vris L.L.P.	NA	368
Friday Eldredge & Clark	NA	46
Germer Gertz L.L.P.	NA	522
Gibson Dunn & Crutcher L.L.P.	NA	299
Gordon Arata McCollam Duplantis & Eaga	NA	369
Haynes & Boone L.L.P.	NA	243
International Management & Consultancy Assoc. Ltd.	NA	52
Jackson Walker L.L.P.	NA	29
John C. Denman, Jr.	NA	36
Jones Day	NA	730
Jones Walker Waechter	NA	116
Klett Lieber Rooney & Schorling	NA	45
Laurence M. Hamric JD	NA	171
Liskow & Lewis	NA	61
Locke Liddell & Sapp L.L.P.	NA	175
McDermott Will & Emery	NA	419
Morgan Lewis & Bockius L.L.P.	NA	1,939
Morrison & Foerster L.L.P.	NA	1,592
Phelps Dunbar L.L.P.	NA	118
Riverside Power, Inc.	NA	25
Sidley Austin Brown & Wood	NA	66
Skadden Arps Slate Meagher & Flom	NA	5,213
Slover & Loftus	NA	122
Stanley Flanagan & Reuter L.L.C.	NA	50
Steeg & O'Conner L.L.C.	NA	27
Steve Fogel	NA	37
Taylor Porter Brooks & Phillips	NA	74
Thelen Reid & Priest L.L.P.	NA	141
Warner Stevens & Doby L.L.P.	NA	27
Wise Carter Child & Caraway	NA	93
Wright Lindsey & Jennings	NA	29
Other (71)	NA	1,689

	Total	$17,047

22

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Outside Services Employed

(In Thousands)

	Relationship
	"A" - Associate
	"NA" - Non
From Whom Purchased *	Associate	Amount

OUTSIDE SERVICE - PROFESSIONAL CONTRACT SERVICES

3M Coo.	NA	$102
ABB Power T&D Co., Inc.	NA	103
Accelarus, Inc.	NA	77
Accelerated Development	NA	78
Accenture, L.L.P.	NA	4,385
Acme Business Consulting, Inc.	NA	81
AD Wynne Co., Inc.	NA	456
Adrian Escofet	NA	26
Advanced Information Services	NA	588
Air 2, L.L.C.	NA	41
Alcade Solutions, L.L.C.	NA	109
Alliance Business Product	NA	60
Alliance for Competitive	NA	58
Alpha Sapience Consulting, Inc.	NA	353
Alstom ESCA	NA	550
American Interplex	NA	43
Analysis Group, Inc.	NA	722
Answerthink Consulting Group, Inc.	NA	54
Aon Consulting, Inc.	NA	884
Apogee Software Systems, Inc.	NA	105
Areva T&D Corporation	NA	902
Atest Consultants, Inc.	NA	177
Audio Visual Innovations	NA	100
Avpro, Inc.	NA	96
Ayco Co., L.P.	NA	198
Babcock & Wilcox Co.	NA	25
Ballard Spahr Andrews & Ingersoll	NA	89
BCP Techinical Services, Inc.	NA	91
Bea Systems, Inc.	NA	159
Bearing Point	NA	3,812
Benoit Design, Inc.	NA	109
Bis Energy L.L.C.	NA	509
Blackwell Sanders Peper Martin	NA	76
Blue Source L.L.C.	NA	625
Bob Collins Corporate Writing & Communications	NA	27
Boh Bros. Construction Co., L.L.C.	NA	732
Bowne L.L.P.	NA	29
Business Information Solutions L.L.C.	NA	1,856
C. Lyle Barney Consulting	NA	54
CAAP, Inc.	NA	40
Cambar Software, Inc.	NA	241
Cambridge Energy Research Assoc.	NA	153
Camelot Communications, Inc.	NA	29
Capitol Hill Group	NA	215
Capitol Services, Inc.	NA	36
Carma International, Inc.	NA	44

22-A

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Outside Services Employed

(In Thousands)

	Relationship
	"A" - Associate
	"NA" - Non
From Whom Purchased *	Associate	Amount
CEA Technologies	NA	$85
Cetrom Consulting Engineering	NA	198
Charles River & Assoc.	NA	263
Charles Russell	NA	40
Chartier General Contractor L.L.C.	NA	29
Chasemellon Shareholder	NA	58
Citibank USA NA	NA	66
Cognos Corp.	NA	408
Comensura, Inc.	NA	2,178
Computer Assoc. International, Inc.	NA	59
Concerto Software, Inc.	NA	41
Concord Communications, Inc.	NA	35
Concours Group, Inc.	NA	376
Conway Consulting	NA	64
Copeland& Johns, Inc.	NA	108
Cornell University	NA	40
Corporate Executive Board	NA	139
CT Corp. System	NA	33
Daryl Owen Assoc., Inc.	NA	185
Dashiell Corp.	NA	979
Data Perfect	NA	103
Datec, Inc.	NA	36
David Sibley	NA	121
Day Forest Management	NA	28
DCC Services, L.L.C.	NA	597
DDA Computer Systems, Inc.	NA	41
DDA Computer Systems, Ltd.	NA	81
Delaune Security, Inc.	NA	41
Delinea Corp.	NA	150
Deloitte & Touche L.L.P.	NA	56
Deloitte & Touche Tax Tech L.L.P.	NA	63
Deloittle Consulting	NA	57
Demand Exchange, L.L.C.	NA	110
Deutsche Bank Securities, Inc.	NA	340
Diversified Computer	NA	183
Dow Jones & Co., Inc.	NA	64
Dreamlight, Inc.	NA	26
Eagle Refrigeration & Mech L.L.C.	NA	25
Econat, Inc.	NA	314
Economy Com	NA	96
Edison Electric Institute	NA	83
EI Dupont De Nemours & Co.	NA	122
Electrical Engineering Professional	NA	308
Electronic Data System Corp.	NA	392
Emergency Power Service	NA	28
Energy Velocity, L.L.C.	NA	91
Energy Ventures Analysis, Inc.	NA	36
Englobal Engineering, Inc.	NA	513
Environmental Management Services	NA	328
Environmental Measurements Corp.	NA	29
Environmental Synergy, Inc.	NA	375

22-B

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Outside Services Employed

(In Thousands)

	Relationship
	"A" - Associate
	"NA" - Non
From Whom Purchased *	Associate	Amount
Environmental Systems Corp.	NA	$88
EPRI	NA	500
EPRI PEAC Corp.	NA	43
EPRI Solutions	NA	120
Equifax Credit Information Services	NA	61
ER Solutions, Inc.	NA	50
Ergonomic Accessories	NA	66
Ernst & Young L.L.P.	NA	193
Etalk Corp.	NA	271
Federal Trade Commission	NA	125
Fedex Corp.	NA	102
Financo, Inc.	NA	37
Fitness Expo	NA	44
Fittz & Shipman, Inc.	NA	139
Fluor Daniel, Inc.	NA	880
Flying Fish Creative Services, Inc.	NA	110
Framatome ANP, Inc.	NA	113
Friday Eldredge & Clark	NA	48
Fried Frank Harris Shriver & Jacobson	NA	86
Fuelman of New Orleans	NA	98
GA Tech Research Corp.	NA	155
Gallaher & Assoc., L.L.C.	NA	117
Gartner Group, Inc.	NA	339
General Physics Corp.	NA	381
Germer Gertz, L.L.P.	NA	32
Goldwest, L.L.C.	NA	97
Gulfstar Group II Ltd.	NA	98
Hadco International	NA	37
Hatfield & Dawson Consulting Engineers	NA	25
Health Fitness Corp.	NA	74
Henneman Design	NA	26
Henwood Energy Services, Inc.	NA	142
Herbert O'Donnell, Inc.	NA	468
Hewlett Packard Co.	NA	562
Hi Tech Measurement L.L.C.	NA	104
Hotard Coaches, Inc.	NA	93
Hunton & Williams	NA	41
HVAC Portable Systems, Inc.	NA	51
IA State University Foundation	NA	50
ICF Assoc., Inc.	NA	111
ICF Resources, Inc.	NA	28
IEX Corp.	NA	42
IK Power System Solutions, Inc.	NA	148
Independent Project Analysis, Inc.	NA	128
IPC Information Systems, Inc.	NA	86
IQNavigator, Inc.	NA	250
ISR Institute	NA	287
Itron, Inc.	NA	1,006
J. Cal, Inc.	NA	62
J. Howard & Assoc., Inc.	NA	39
JHS Associated Ltd.	NA	60
Jim Rubin Associated, Inc.	NA	135
John Wilson Associates	NA	62
Johnson Controls, Inc.	NA	125
Keane, Inc.	NA	54
KPMG	NA	109
22-C
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Outside Services Employed

(In Thousands)

	Relationship
	"A" - Associate
	"NA" - Non
From Whom Purchased *	Associate	Amount
KPMG L.L.P.	NA	$630
Kronish Lieb Weiner & Hellman	NA	594
L&K International Training	NA	63
Leading Technology Services	NA	61
Legislative Demographic Service	NA	248
LEK Consulting	NA	163
Lexis Nexis	NA	65
Lion Consulting, Inc.	NA	31
Liskow & Lewis	NA	52
L.K. Harmon Architects	NA	26
Lodestar Corp.	NA	197
LSU Career Services	NA	30
LTS Wireless	NA	29
Mahl & Assoc., Inc.	NA	86
Mail Box, Inc.	NA	26
Malcolm Pirnie, Inc.	NA	34
Marion E. Council PE	NA	56
Market Strategies, Inc.	NA	583
Marketing Services, Inc.	NA	132
Marks Paper Co.	NA	147
Marsh USA, Inc.	NA	255
Martech Consulting L.L.C.	NA	103
Marvin Electric Service, Inc.	NA	70
Maxine Cormier	NA	41
McGlotten & Jarvis	NA	45
McGriff Seibels & Williams, Inc.	NA	35
McKee Nelson, L.L.P.	NA	309
McKinsey & Co., Inc.	NA	1,530
MCR Performance Solutions, L.L.C.	NA	464
Mellon HR Solutions	NA	342
Metavante Corp.	NA	27
Michael G. Thompson	NA	423
Miller & Chevalier	NA	97
Morgan Consulting, Inc.	NA	75
Morgan Stanley & Co., Inc.	NA	76
Motorola, Inc.	NA	1,005
MRO Software, Inc.	NA	110
MS Gerber & Assoc., Inc.	NA	52
Murr Engineering, L.L.C.	NA	158
MVRS, Inc.	NA	30
Nabholz Client Service	NA	126
Navigant Consulting, Inc.	NA	463
Ned Tannebaum & Partners	NA	114
Neptune Consulting Group, Inc.	NA	379
New Energy Association	NA	115
New Horizons Computer Learning	NA	66
New Persuasions Co., Inc.	NA	97
Nilsson & Associates	NA	34
Nobadeer Software Engineering	NA	747
NOLA Computer Services, Inc.	NA	56
Nortel Networks USA, Inc.	NA	116
Northbridge Group	NA	3,605
Nuclear Energy Institute	NA	29

22-D
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Outside Services Employed

(In Thousands)

	Relationship
	"A" - Associate
	"NA" - Non
From Whom Purchased *	Associate	Amount
Old Hickory Consulting	NA	$294
Opex Corporation	NA	260
PA Consulting Group	NA	1,025
PA Consulting Services, Inc.	NA	34
Pace Global Energy Service, L.L.C.	NA	109
Pantellos Group Limited	NA	332
Paul Ott Carruth	NA	32
PB Energy Storage Services, Inc.	NA	54
PBS&J	NA	47
PeopleSoft USA, Inc.	NA	758
Petroleum Industry Research Assoc.	NA	77
Platts	NA	128
PMCC, Inc.	NA	55
PMO Link, Inc.	NA	2,046
Power Engineers, Inc.	NA	85
Powergem, L.L.C.	NA	110
Powerplan Consultants, Inc.	NA	100
Powertree Carbon Co., L.L.C.	NA	52
Powerworld Corp.	NA	81
Precision Consulting, Inc.	NA	419
Press Association, Inc.	NA	38
Pricewaterhouse Coopers L.L.P.	NA	399
Promocom, Inc.	NA	275
Public Co. Accounting Oversight Board	NA	90
Quinn Gillespie & Assoc., L.L.C.	NA	101
Radey Thomas Yon & Clark PA	NA	28
Rexel Southern	NA	31
RGA Labs, Inc.	NA	64
RHR International Co.	NA	351
Richard Chais & Assoc.	NA	28
Ridgways, Inc.	NA	84
Roger A. Morin	NA	41
Roy A. Giangrosso	NA	107
SAIC Radeco	NA	33
Salespage Technologies, Inc.	NA	265
SAP America, Inc.	NA	314
Science Applications International Corp.	NA	232
Selectek Consulting, Inc.	NA	25
Srquoia Consulting Group, Inc.	NA	86
Setrans	NA	124
Shearman & Sterling	NA	776
Sir Speedy	NA	146
S.J. Berwin	NA	365
Smartsignal Corp.	NA	506
Sodexho Services, Inc.	NA	1,288
Software Systems Development	NA	72
Southern Media & Opinion	NA	51
Southern Tire Mart, L.L.C.	NA	30
Stone Pigman Walther Wittman	NA	29
Strategic Flooring Services	NA	257
Structure Consulting Group L.L.C.	NA	49
Sumitomo Electric USA, Inc.	NA	4,681
Sungard Recovery Services	NA	148
Sungard Availability Services	NA	229

22-E
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Outside Services Employed

(In Thousands)

	Relationship
	"A" - Associate
	"NA" - Non
From Whom Purchased *	Associate	Amount
Superior Power Solutions, Inc.	NA	$83
Synaptis, Inc.	NA	136
System Management Software, Inc.	NA	85
Tabors Caramanis & Assoc.	NA	89
Tech Resources, Inc.	NA	84
Telvent	NA	35
Teqpro Professional Services, Inc.	NA	35
Thelen Reid & Priest, L.L.P.	NA	60
Thompson Group	NA	62
Thomson Financial Carson	NA	123
TNT Logistics North America, Inc.	NA	45
Todd Electric, Inc.	NA	65
Towers Perrin	NA	392
Trademark Construction & Remodel	NA	43
TRC Environmental Corp.	NA	65
Truepro Consulting Services	NA	205
Trust for Public Land	NA	750
Tucker Alan, Inc.	NA	31
TUI Consulting, Inc.	NA	347
Tulane University	NA	215
Unisys Corp.	NA	100
URS Corp.	NA	169
U.S. Fish & Wildlife Service	NA	75
Utilities International, Inc.	NA	365
Vaisala, Inc.	NA	56
Vangaurd Communications Corp.	NA	53
Ventureforth, Inc.	NA	101
Vigilar	NA	41
Wachenhut Corp.	NA	454
Walkabout Computers, Inc.	NA	66
Washington Group International	NA	43
Watson Wyatt & Co.	NA	41
Weather Service International	NA	44
Wildlife Technical Services	NA	79
Williamson Printing Corp.	NA	151
Wilson Construction Company	NA	478
Wink Engineering	NA	604
Wipro Technologies	NA	177
Wire One Technologies, Inc.	NA	103
Xerox Business Corp.	NA	258
Other (898)	NA	3,175

	Total	$79,789

22-F
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Outside Services Employed

(In Thousands)

	Relationship
	"A" - Associate
	"NA" - Non
From Whom Purchased *	Associate	Amount

OUTSIDE SERVICE - CONTRACT/DESIGN ENGINEERING

Electrical Engineering Professional	NA	$88
Iepson Consulting Engineers	NA	206
IK Power System Solutions, Inc.	NA	166
PCS 2000 L.L.C.	NA	86
Science Applications International Corp.	NA	39
Other (12)	NA	76

	Total	$661

OUTSIDE SERVICE - TEMPORARY EMPLOYEE SERVICES

Comensure, Inc.	NA	$8,507
Data Perfect	NA	225
Other (13)	NA	(139)

	Total	$8,593

OUTSIDE SERVICE - OTHER

CK Assoc., Inc.	NA	$118
Comensure, Inc.	NA	104
EPRI Solutions	NA	104
FTN Assoc., Ltd.	NA	47
Metco Environmental, Inc.	NA	191
University of TX Austin	NA	25
Other (28)	NA	670

	Total	$1,259

	GRAND TOTAL	$107,349

22-G
Page left blank intentionally 23

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Employee Pensions and Benefits

(In Thousands)

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

	Description	Amount

Medical & Other Benefits Under Flex Benefit Programs		$28,214
Pension Plans		28,448
Post Retirement Plan Benefits		15,485
Executive Supplemental Pension		14,725
Savings Plan		6,790
Employee Meetings/Functions/Awards		3,456
Educational Reimbursement		628
Other		685
	TOTAL	$98,431

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

General Advertising Expenses - Account 930.1

(In Thousands)

Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee Amount*	Amount

Advertising in Newpapers, Periodicals,	Henneman Design	$28
Billboards, Radio, etc.	Modeltech International	22
	Citibank USA	19
	Faircount, L.L.C.	18
	Holiday Inn	16
	McGraw Hill, Inc.	16
	New Orleans Zephyrs	15
	AD Wynne Co., Inc.	11
	Rover Co.	10
	Louisiana Municipal Association	8
	Greater Baton Rouge Business	8
	Congressional Black Caucus	8
	LA Municipal Assoc. Black Caucus	8
	LA Chapter National Conference	6
	Public Affairs Group, Inc.	5
	Renard Communications, Inc.	5
	State of Louisiana	5
	Edison Electric Institute	5

24
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

General Advertising Expenses - Account 930.1

(In Thousands)

Description	Name of Payee Amount*	Amount

	Edison Electric Institute	$2
	100 Black Men of Baton Rouge	2
	Centerplate	2
	NAACP	2
	Moore Wallace North America, Inc.	2
	Grambling Univ. Natl. Alumni Assoc.	2
	Black Caucus Police Jury of Louisiana	2
	LSU Agricultural Center	2

Fees and expenses of advertising agencies and	Pam Am Communications	31
commercial artists	The Point Group	5
	Rose Gennaro	3

Printing of Booklets, Dodgers, Bulletins, etc.	Hederman Brothers	8
	Reni Publishing	5

Employee Expenses	Payroll/Employee Expenses	15

Others	Other (82)	119
	TOTAL	$415

* The activity shown here may be duplicated in the Other Deductions - Account 426.5 schedule.

25
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Miscellaneous General Expenses

(In Thousands)

Instructions:
Provide a listing of the amount included in "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

Description	Amount

Payroll	$1,820
Contract services	310
Employee expenses	1,408
Industry association dues/corporate memberships	502
Other corporate expenses	7,396

TOTAL	$11,436

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Rents

(In Thousands)

Instructions.
Provide a listing of the amount included "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property	Amount

Building & property	$28,962
Equipment & facilities	5,548
Computer hardware	3,979
Computer software	8,720
Other	(2,525)

TOTAL	$44,684

26

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Taxes Other Than Income Taxes

(In Thousands)

Instructions:
Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax		Amount

Taxes Other Than U.S. Government Taxes
Property taxes		$2,244
Unemployment taxes		153
Other taxes		1,485
	Total	$3,882
U.S. Government Taxes
FICA taxes		$18,321
Unemployment taxes		189
	Total	$18,510

	TOTAL	$22,392

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Donations - Account 426.1

(In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

Name of Recipient	Purpose of Donation	Amount

National D Day Museum Foundation	Corporate Sponsorship	$1,000
Democratic Leadership Council	501(C)(4) contribution	20
Boston 2004, Inc.	Corporate Sponsorship	10
Delgado Community College	Corporate Sponsorship	10
Foundation for Clean Air Progress	Corporate Sponsorship	10
TX State Society of Washington	Corporate Sponsorship	10
Radio & Television News Dir.	Corporate Sponsorship	6
National Press Foundation	Corporate Sponsorship	5
American Council on Science and Health	Corporate Sponsorship	5
Cancer Research Foundation of America	Corporate Sponsorship	5
Cleveland Development Foundation	Corporate Sponsorship	5
Edison Electric Institute	Corporate Sponsorship	5
Front Row Strategies, L.L.C.	Corporate Sponsorship	5
Institute for Public Relations	Corporate Sponsorship	5
Institute of Internal Auditors	Corporate Sponsorship	5
Others (14)		14

Employee Services:
Manage Contributions		1,377

	TOTAL	$2,497

27
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Other Deductions - Account 426.5

(In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

Description	Name of Payee *	Amount

Restructuring Costs - Transition to Competition	Employee benefits	$34

Perform Executive Functions	Exployee expenses	315
	Miscellaneous income deduction	21
	Other	62

Manage Legal Affairs - Regulator	Employee benefits	1
	Other	1,854
	Payroll	3
	Payroll taxes	1

Coordinate Community Relations & Education	Miscellaneous income deduction	20

Coordinate Donation	Miscellaneous income deduction	451

Perform Lobbying Activities	Other	143
	Payroll	1

Manage Political Organizations	Employee expense	37
	Other	13
	Payroll expense	100
	Payroll taxes	7

Corporate Strategy and Analysis	Employee benefits	4
	Employee expense	322
	Miscellaneous income deduction	7
	Other	214
	Payroll expense	13
	Payroll taxes	1

Other Expenses	Various vendors	131

	TOTAL	$3,755

* The activity shown here may be duplicated in the "Outside Services Employed" Schedule.

28
ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on Pages 14-A through 14-J.

29

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Organization Charts

 See page 30 - A

ANNUAL REPORT OF ENTERGY SERVICES, INC.

Methods of Allocation

See pages 30 - B thru 30 - E

ANNUAL REPORT OF ENTERGY SERVICES, INC.

Annual Statement of Compensation for Use of Capital Billed

 - None -

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Organization Chart

Chairman

            Corporate
                        Human Resources & Administration
                        Legal
                        Public Relations & Affairs 9;
                        Domestic Operations

            Finance
                        Finance and Accounting
                        Information Technology
                        Supply Chain

            Retail Services

            Nuclear

            Regulated Operations

 30-A

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Methods of Allocation

Note: Each allocation formula is based on data relevant to the participating Client Companies to whom the services are provided and the department providing the service.

Energy Sales
            Based on total kilowatt-hours of energy sold to consumers.

Customers
            Based on a twelve-month average of Residential, Commercial, Industrial, Government, and Municipal general business electric/gas customers.

Employees
            Based on the number of full time employees at year-end.

Responsibility Ratio
            The Responsibility Ratio of a company is the ratio of the company's load at time of system peak load. The peak load is the average of the twelve monthly highest clock-hour demands in kilowatts of the Company's interconnected system, occurring each month coincident with the System peak load, during the twelve-month period ending with the current month.

Transmission Line Miles
            Based on the number of miles of transmission lines, weighted for design voltage. (Voltage < 400kv = 1,
            Voltage >= 400kv = 2)

Substations
            Distribution Substations is based on the number of high voltage substations weighted for voltage. (Voltage < 500kv = 1,
            Voltage >= 500kv = 2)

Gas Consumption
            Based on the volume of natural gas consumed annually by all gas fired generating units within the Entergy System.

Level of ESI Service
            Based on Entergy Services' total billings to each System Company excluding corporate overhead.

System Capacity (Non-Nuclear)
            Based on the power level, rated in kilowatts, that could be achieved if all generating non-nuclear units were operating at maximum capability simultaneously.

Labor Dollars Billed
            Based on total labor dollars billed to each company.

Distribution Line Miles
            Based on the number of miles of distribution lines of 34.5kv or less.

Coal Consumption
            Based on the quantity of tons of coal delivered annually to each coal plant within the Entergy System.

Accounts Payable Transactions
            Based on the number of accounts payable transactions processed annually for each Entergy System company.

30-B

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Methods of Allocation

Square Footage
            Based on square footage occupied by Entergy Services functional business units.

Insurance Premiums (Non-Nuclear)
            Based on non-nuclear insurance premiums.

Asset Locations
            Based on the number of asset locations at period end.

Average Outstanding Capital Expenditure Authorizations (CEAs) and Storm Job Orders (SJOs)
            Based on a twelve-month average of outstanding CEAs and SJOs.

Total Assets
            Based on total assets at period end.

Bank Accounts
            Based on the number of bank accounts at period end.

Server and Mainframe Usage Composite
            Based on the use of historical expenditures of mainframe and Unix servers and related database information.

General Ledger Transactions
            Based on the number of general ledger transactions for the period.

Fiber
            Based on capacity and use of the Entergy System's fiber optic network.

Paychecks
            Based on the number of paychecks issued to each business unit at period end.

Transition to Competition
            Based on a twelve-month average of Residential, Commercial, Industrial, Government, and Municipal general business of gas and/or electric.

Telephones
            Based on the number of telephones within each business unit at period end.

Nuclear Units/Nuclear Sites
            Based on the number of nuclear units/sites managed and operated by each Entergy System company.

Call Centers
            Based on the number of customer calls for each business unit at period end.

Accounts Receivable Invoices
            Based on the number of accounts receivable invoices processed annually for each Entergy System company.

30-C

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Methods of Allocation

Property and Liability Paid Losses
            Based on a five-year annual average of the property and liability losses paid by the System companies.

Composite - Supply Chain (Number of Transactions, Stockroom Count, and Procurement Total Spending)
            Based on three components with weighting to each: number of transactions (37.5%), stockroom count (37.5%), and procurement total spending (25%).

Supply Chain - Inventory Management Fossil, Transmission, and Distribution Issues/Transfers and Returns
            Based on the number of issues, transfers, and return transactions for each business unit at period end.

Supply Chain - Procurement Total Spending
            Based on the dollar amount of procurement spending within each business unit at period end.

Remote Access Services (RAS) Ids
            Based on the number of RAS Ids within each business unit at period end.

Vehicles
            Based on the number of vehicles owned by each business unit at period end.

Distribution Substation Transformers
            Based on the number of distribution substations at period end.

Managed Accounts
            Based on the number of industrial and commercial managed accounts, excluding non-regulated Texas.

Supply Chain Labor Dollars
            Based on the labor dollars for the transformer, meter, and light shops.

Supply Chain Materials
            Based on the number of supply chain materials transactions for each business unit.

Radio Usage
            Based on usage on Entergy's two-way radio system.

Total Information Technology Spend
            Based on total dollars spent on the Information Technology plan.

Average Number of Capital Expenditures Authorization Project for Information Technology, Customer Service, Distribution, and Transmission
            Based on a twelve-month average of outstanding Capital Expenditure Authorizations for the Information Technology,
            Customer Service, Distribution, and Transmission organizations.

Section 263A Tax Benefits
            Based on Section 263A tax benefits for each business unit.

  30-D

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Methods of Allocation

Unit Power Sales Agreement
            Based on Entergy's Unit Power Sales Agreement. This agreement allocates capacity, energy, and the related costs from Entergy's 90% ownership and leasehold interests in Grand Gulf 1.

Records Management
            Based on the number of full and part-time employees at period end, excluding the nuclear function.

Open Workers' Compensation Claims
            Based on the open number of workers' compensation claims at year-end.

30-E

(Page left blank intentionally)

30-F

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Appendix

Information in Compliance With Item 4 of SEC
Letter Dated December 29, 1986
(In Thousands)

Cost of services charged to project codes established to track cost of functions performed by System Fuels, Inc. (SFI) personnel transferred to Entergy Services, Inc. (Entergy Services).	Amount

Direct Cost:
Labor and related cost	$82
Other direct cost	29

Indirect Cost	18
Total	129

Cost of services charged to work orders not related to the transfer of SFI personnel	682

Total cost of services performed by Entergy Services and billed to SFI	$811

Amounts billed to Operating Companies for Fuel Oil Program*	$493

Deferred cost/services	-

Charged to nuclear fuel inventory	318

Charged to Gas and Oil Development and Production Program	-

Total	$811

* Amounts charged to the Fuel Oil Program as a component of period cost. For 2004, based on monthly averages, period costs were allocated 10% to Entergy Arkansas, Inc. (EAI), 50% to Entergy Louisiana, Inc.
   (ELI), 29% to Entergy Mississippi, Inc. (EMI), and 11% to Entergy New Orleans, Inc. (ENOI).

 30-G

ANNUAL REPORT OF ENTERGY SERVICES, INC.

For the Year Ended December 31, 2004

Appendix

Information in Compliance With Item 4 of SEC
Letter Dated December 29, 1986

Allocation of Indirect Cost

Indirect cost is comprised of labor loading and variable overhead. The labor loading and variable overhead are allocated to project codes on the basis of labor dollars charged to each project code.

Fuel Department Cost

The labor costs of Entergy Services personnel performing work for SFI are recorded by a process similar to all other costs incurred by Entergy Services. Various Project Codes have been established at Entergy Services to track the cost of functions performed by Entergy Services personnel for SFI matters which are billed 100% to SFI.

Services Provided

The Finance Operations Center provides accounting services to SFI in the following areas: financial and operating information services, accounting services relative to SFI's owned and leased properties, fuel oil inventory accounting, nuclear fuel inventory accounting, billing of fuels and services provided to the Operating Companies, assist in the coordination and preparation of budgets and forecasts for SFI, provides data required by various regulatory and other agencies, and provides accounts payable services.

Changes in Organization

As previously reported, the System's fuel planning and procurement administration was reorganized during 1988, which redefined the fuels management roles and placed the responsibility for most fuel procurement decisions with the Entergy Corporation System Executives.

In general, the Operating Companies execute and administer power plant gas and coal contracts under an acquisition and administration policy. Financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities are still performed by Entergy Services personnel.

 30-H

ANNUAL REPORT OF ENTERGY SERVICES, INC.

 Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                                                                                         Entergy Services, Inc.
                                                                                                    (Name of Reporting Company)

                                                                                By:                   /s/ Nathan E. Langston
                                                                                                    (Signature of Signing Officer)

                                                                                Nathan E. Langston
                                                                                Senior Vice President and Chief Accounting Officer
                                                                                          (Printed Name and Title of Signing Officer)

Date: April 22, 2005